Filed by Genesis Park Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Genesis Park Acquisition Corp.

(Commission File No. 001-39733)

Firefly Aerospace Selects Redwire as Key Mission Partner in Lunar Lander Mission to Launch in 2023

JACKSONVILLE, Fla. (August 18, 2021) – Redwire, a leader in mission critical space solutions and high reliability components for the next generation space economy, has been awarded a subcontract from Firefly Aerospace to provide avionics and critical navigation systems for their Blue Ghost lunar lander. Firefly Aerospace was awarded a contract to deliver a suite of 10 science investigations and technology demonstrations to the Moon in 2023 for NASA’s Artemis program. The award is part of the agency’s Commercial Lunar Payload Services (CLPS) initiative, in which NASA is securing the service of commercial partners to quickly land science and technology payloads on the lunar surface.

“Redwire is proud to be a key partner on this lunar mission that will demonstrate new commercially-developed capabilities to explore the Moon’s surface,” said Al Tadros, Chief Growth Officer and Executive Vice President of Space Infrastructure for Redwire. “Our next-generation technology delivers critical capabilities for today’s most advanced lunar missions and exploration objectives.”

“We are proud to select Redwire as a key partner,” said Shea Ferring, Senior Vice President, Spacecraft for Firefly. “Their expertise in interplanetary missions was an important factor in choosing them.”

Through the contract with Firefly, Redwire is to provide the core avionics for the Blue Ghost lander as well as 10 cameras for the lander and the Optical Navigation System that Blue Ghost will use for descent and landing on the lunar surface. The camera system developed for Blue Ghost provides situational awareness and payload support including ultra high-definition video captured throughout the mission. The optical navigation system includes terrain relative navigation and hazard avoidance computation within Redwire’s Vision Navigation Processor.

“Redwire is proud to support Firefly in making this mission possible,” said Adam Biskner, Executive Vice President of Engineering Solutions for Redwire. “Redwire’s expertise in avionics, cameras and visual navigation systems will help enable the success of the Blue Ghost lander’s mission to advance understanding of the Moon’s scientific and economic potential.”

The Blue Ghost lander will touch down in Mare Crisium, after running some of the onboard experiments and technology demonstrations during transit and orbit. The lander will then operate on the lunar surface for 14 days (one lunar day), collecting data on the lunar surface to prepare for a future human presence on the Moon. The lander is slated to launch on a SpaceX Falcon 9 rocket in 2023.

Building on decades of flight heritage, Redwire provides high performance space camera and navigation systems for human and robotic spacecraft requiring machine vision, optical navigation, science, remote sensing, photogrammetry, inspection, video monitoring, and mission documentation for commercial, civil space and defense applications. Redwire cameras were recently selected for NASA’s Commercial Lunar Payload Services (CLPS) Payloads and Research Investigations on the Surface of the Moon (PRISM) 1A delivery to Reiner Gamma as a part of the Applied Physics Lab’s Lunar Vertex science instrument suite.

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About Redwire

Redwire is a leader in mission critical space solutions and high reliability components for the next generation space economy, with valuable IP for solar power generation and in-space 3D printing and manufacturing. With decades of flight heritage combined with the agile and innovative culture of a commercial space platform, Redwire is uniquely positioned to assist its customers in solving the complex challenges of future space missions. For more information, please visit www.redwirespace.com.

About Firefly Aerospace

Firefly is developing a family of launch and in-space vehicles and services that provide industry-leading affordability, convenience, and reliability. Firefly’s launch vehicles utilize common technologies, manufacturing infrastructure and launch capabilities, providing LEO launch solutions for up to ten metric tons of payload at the lowest cost per kg in the small-launch class. Combined with Firefly’s in-space vehicles, such as the Space Utility Vehicle and Blue Ghost Lunar Lander, Firefly provides the space industry with a single source for missions from LEO to the surface of the Moon or beyond. Firefly is headquartered in Cedar Park, TX.

For more information please see: www.firefly.com

Media Contacts:

For Redwire:

Austin Jordan

Austin.jordan@redwirespace.com

321-536-8632

For Firefly Aerospace:

Kim Jennett

Kim.jennett@firefly.com

Forward Looking Statements

This document includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of Genesis Park Acquisition Corp., Redwire or the combined company after completion of the Business Combination are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement governing the proposed business combination; (2) the inability to complete the transactions contemplated by the merger agreement due to the failure to obtain approval of the shareholders of Genesis Park Acquisition Corp. or other conditions to closing in the merger agreement; (3) the ability to meet NYSE’s listing standards following the consummation of the transactions contemplated by the merger agreement; (4) the risk that the proposed transaction disrupts current plans and operations of Redwire as a result of the announcement and consummation of the transactions described herein; (5) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (6) costs related to the proposed business combination; (7) changes in applicable laws or regulations; (8) the possibility that Redwire may be adversely affected by other economic, business, and/or competitive factors; and (9) other risks and uncertainties indicated from time to time in other documents filed or to be filed with the SEC by Genesis Park Acquisition Corp. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Genesis Park Acquisition Corp. and Redwire undertake no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Additional Information

In connection with the proposed business combination between Redwire and Genesis Park Acquisition Corp., Genesis Park Acquisition Corp. filed with the SEC a definitive proxy statement / prospectus on August 11, 2021 and is mailing the definitive proxy statement / prospectus and other relevant documentation to Genesis Park Acquisition Corp. shareholders. This document does not contain all the information that should be considered concerning the proposed business combination. It is not intended to form the basis of any investment decision or any other decision in respect to the proposed business combination. Genesis Park Acquisition Corp. shareholders and other interested persons are advised to read the definitive proxy statement / prospectus in connection with Genesis Park Acquisition Corp.’s solicitation of proxies for the special meeting to be held to approve the transactions contemplated by the proposed business combination because these materials will contain important information about Redwire, Genesis Park Acquisition Corp. and the proposed business combination. The definitive proxy statement / prospectus is being mailed to Genesis Park Acquisition Corp. shareholders as of August 2, 2021, the record date established for voting on the proposed business combination.

Shareholders are also able to obtain a copy of the definitive proxy statement / prospectus, without charge, at the SEC’s website at http://sec.gov or by directing a written request to Genesis Park Acquisition Corp., 2000 Edwards Street, Suite B, Houston, Texas 77007.

This document shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination.

Participants in the Solicitation

Genesis Park Acquisition Corp. and its directors and officers may be deemed participants in the solicitation of proxies of Genesis Park Acquisition Corp. shareholders in connection with the proposed business combination.

Genesis Park Acquisition Corp. shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Genesis Park Acquisition Corp. in Genesis Park Acquisition Corp.’s prospectus relating to its initial public offering filed with the SEC on November 24, 2020. Redwire and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Genesis Park Acquisition Corp. in connection with the Business Combination.

Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from Genesis Park Acquisition Corp. shareholders in connection with the proposed business combination is set forth in the definitive proxy statement / prospectus for the transaction. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction is included in the definitive proxy statement / prospectus Genesis Park Acquisition Corp. filed with the SEC.